Exhibit 99.2

Press release

WiLAN Reports Third Quarter 2013 Financial Results

OTTAWA, Canada – November 6, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the third quarter of fiscal year 2013 ended September 30, 2013. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2013 Highlights

•	Revenues of $20.7 million, meeting guidance.
•	Returned $7.8 million to shareholders in dividend and share buyback payments.
•	Signed license agreement with Alcatel-Lucent.
•	Subsequent to quarter end, signed license agreements with BlackBerry, HP, HTC, Novatel Wireless and Sierra Wireless.
•	Held cash and cash equivalents and short-term investments of $142.3 million at September 30, 2013.

“Our third quarter financial results met guidance,” said Jim Skippen, President & CEO.  “During the quarter WiLAN returned over $7.8 million to shareholders in dividend and share buyback payments.”

Added Skippen, “Agreements signed in the third and fourth quarter with Alcatel-Lucent, BlackBerry, HP, HTC, Novatel and Sierra Wireless will contribute to the strong financial performance expected in the fourth quarter. With the recent resolution of multiple litigations, operating expenses in the fourth quarter are expected to decline significantly, leading to increased adjusted earnings being forecasted for the quarter.”

“Believing that the value of our Company is not accurately reflected in recent share price levels, WiLAN’s Board of Directors has initiated a process to explore and evaluate a broad range of strategic alternatives for the Company to enhance shareholder value, a process that was announced on October 30, 2013.” commented Skippen.

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on January 6, 2014 to shareholders of record on December 13, 2013.

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Third Quarter 2013 Revenue Review

In the three month period ended September 30, 2013, WiLAN generated revenues of $20.7 million, as compared to $21.3 million in the three month period ended September 30, 2012. For the three month period ended September 30, 2013, and September 30, 2012, the top 10 licensees accounted for 86% of revenues.

Third Quarter 2013 Operating Expense Review

In the three month period ended September 30, 2013, cost of revenue totaled $23.9 million as compared to $14.8 million in the three month period ended September 30, 2012. The increase in expenses is primarily attributable to an increase in litigation expense.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Patent licensing	$1,726	$1,018	$3,935	$3,174
Litigation	14,382	7,096	41,164	16,793
Amortization of patents	7,464	6,413	20,292	18,264
Stock-based compensation	341	224	762	684
	$23,913	$14,751	$66,153	$38,915

For the three months ended September 30, 2013, litigation expenses at $14.4 million were within guidance. In comparison, litigation expenses were $7.1 million in the same period last year. The increase in litigation for the three and nine months ended September 30, 2013 is attributable to an increase in the level of litigation activities in comparison to the same periods last year, including preparation for three claims construction hearings, and preparation for multiple trials scheduled to take place in 2013, of which one took place in July 2013 and one took place in October 2013. As a result of the signing of multiple license agreements in the third and fourth quarters and the subsequent dismissal of a large number of litigations, it can be expected that our litigation expenses will be reduced in the fourth quarter of 2013 and beyond commensurate with the overall level of litigation activity.

In the third quarter ended September 30, 2013, MG&A expenses amounted to $3.4 million as compared to $3.3 million in the third quarter ended September 30, 2012. The increase in spending year over year is primarily attributable to increased staffing levels.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Marketing, general and administration costs	$2,824	$2,546	$7,968	$7,357
Asset write-off related to restructuring	-	-	-	209
Depreciation	123	104	365	376
Stock-based compensation	469	637	1,879	1,850
	$3,416	$3,287	$10,212	$9,792

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In the third quarter ended September 30, 2013, R&D expenses were $2.2 million as compared to $1.9 million for the three months ended September 30, 2012. The increase in spending for the three months ended September 30, 2013 is primarily attributable to an increase in patent management costs, principally patent prosecution and maintenance costs, as a result of the increased size and breadth of our patent portfolio, partially offset by a decrease in salary costs related to the research function resulting from the restructuring completed during the three months ended June 30, 2012.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Research	$397	$425	$1,365	$2,585
Patent management	1,544	1,181	$4,405	$3,298
Depreciation	75	104	224	320
Stock-based compensation	169	163	472	421
	$2,185	$1,873	$6,466	$6,624

In the quarter ended September 30, 2013, the Company incurred a realized foreign exchange loss of $0.4 million. Our realized foreign exchange loss is attributable to un-hedged transactions denominated in currencies other than our functional currency, U.S. dollars. During the quarter the Canadian dollar strengthened relative to the U.S. dollar. The realized foreign exchange loss is attributable to the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

In the quarter ended September 30, 2013, the Company recorded an unrealized foreign exchange gain, a non-cash item, of approximately $1.2 million. During the quarter the Canadian dollar strengthened relative to the U.S. dollar. The unrealized foreign exchange gain recognized in the three months ended September 30, 2013 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at September 30, 2013.

Third Quarter 2013 Earnings Review

In the third quarter ended September 30, 2013, adjusted earnings, amounting to a loss of $0.3 million or nil per share, were within guidance. In comparison, adjusted earnings were $9.3 million, or 8 cents per share, in the same period last year. The decrease in adjusted earnings as compared to last year is primarily attributable to the increase in litigation expenses.

The Company generated a GAAP loss of $6.5 million, or 5 cents per share on a basic level, in the three month period ended September 30, 2013, as compared to GAAP earnings of $2.2 million, or 2 cents per share on a basic level, in the same period last year. In the three month period ended September 30, 2013, the Company recorded an income tax recovery of $1.3 million as compared to an income tax expense of $0.6 million recorded in the same period last year.

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Third Quarter 2013 Balance Sheet and Cash Flow Review

At September 30, 2013, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $142.3 million, representing a decrease of $34.6 million from the cash position at December 31, 2012. The decrease is primarily attributable to $11.0 million cash utilized in operations, the payment of dividends totaling $13.9 million, the repurchase of common shares totaling $5.8 million and the purchase of patents and other intangibles totaling $3.7 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the three months ended September 30, 2013, the Company acquired certain patents for future consideration. The patent finance obligation payment is based on the expected payment schedule and the appropriate discount rate for the term of the obligation. The total of the patent finance obligation is $22.1 million.

Fourth Quarter 2013 Financial Guidance

For the fourth quarter 2013 ending December 31, 2013, the Company expects revenue to be at least $28.4 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the fourth quarter of 2013 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the fourth quarter are expected to be in the range of $13.5 million to $16.5 million of which $6.3 million to $8.0 million is expected to be litigation expense. For the fourth quarter of 2013, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $12.5 million to $15.0 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2012 fiscal year dated March 7, 2013 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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The above targets for the three month period ending December 31, 2013 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

Due to the nature of payment terms in certain license agreements signed during the third and fourth quarter of 2013, a portion of fourth quarter revenue is not expected to recur at the same level in the future.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Amendments to the Company's By Laws

WiLAN also announced that its Board of Directors has approved certain amendments to the Company’s By Laws (collectively, the “Amendments”), including certain housekeeping matters, changing references to “Alberta” and the “Business Corporations Act of Alberta” in the Company’s current By Law No. 1 to “Canada” and the CBCA. The Amendments also increase quorum for Board meetings generally from two directors to a majority of the Board.

The Amendments introduce an advance notice requirement in connection with shareholders intending to nominate Board members other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”); or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. For an annual shareholders’ meeting, notice must be given to the Company not less than 30 nor more than 65 days prior to the date of the meeting (provided that, if the meeting is to be held less than 50 days after the date on which the first public announcement of the meeting’s date was made, then notice must be given to the Company not later than the close of business on the 10th day following such public announcement). For a special shareholders’ meeting which is not also an annual meeting, notice to the Company must be made not later than the close of business on the 15th day.

Prior to the adoption of the Amendments, quorum for the conduct of business at a shareholder meeting, generally, was established if there were two persons present at the opening of the meeting entitled to vote either as shareholders or as proxy holders and holding or representing more than 10% of the outstanding shares entitled to vote at that meeting. The Amendments require that such persons must now hold or represent not less than 25% of the outstanding shares entitled to vote at that meeting.

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The Amendments also provide that, for any shareholders’ meeting where one of the purposes for the meeting is the election of directors, if nominations for directors made by shareholders could result in the persons who were directors immediately prior to that meeting ceasing to represent a majority of the Board of Directors following that meeting (other than pursuant to a change of control of the Company), then a quorum of shareholders would be at least two persons present in person and entitled to vote at the meeting who, together, hold or represent by proxy at least a majority of the issued and outstanding shares of the Company entitled to be voted at such meeting.

In the absence of an enhanced quorum for the transaction of business at any meeting where the enhanced quorum is required, those present and entitled to vote shall constitute a quorum for the purpose of (i) conducting all business other than for the election of directors, and (ii) the adjourning of such meeting. The meeting may be adjourned no more than twice for an aggregate of no more than 65 days. If an enhanced quorum is not present at the opening of the second adjourned meeting, if any, those shareholders present and entitled to vote at that adjourned meeting will constitute quorum for the transaction of business, including the election of directors, at the adjourned meeting.

The Amendments are effective immediately and will be placed before shareholders for ratification at the annual and special meeting of shareholders of the Company currently scheduled for April 23, 2014 (the “2014 Meeting”). A copy of the Amendments will be filed under the Company’s profile at www.sedar.com.

The Amendments are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the 2014 Meeting and, if the Amendments are confirmed at the 2014 Meeting, they will continue in effect in the form in which they were so confirmed.

Conference Call Information – November 6, 2013 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=171706

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

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Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=171706 and accessible by telephone until 11:59 PM ET on February 6, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 100439

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 275 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “forecast to decline”, “leading to”, “to be”, “expected to be”, “potential impact”, “may be”, “are expected”, “any royalties identified”, “may differ”, “can be”, “may exceed”, “to negotiate”, “may vary”, “will be”, “currently scheduled for”, “they will”, “will continue”, “in which” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

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For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Revenue
Royalties	$20,724	$21,293	$59,034	$66,777

Operating expenses
Cost of revenue	23,913	14,751	66,153	38,915
Research and development	2,185	1,873	6,466	6,624
Marketing, general and administration	3,416	3,287	10,212	9,792
Realized foreign exchange (gain) loss	362	(72)	550	(92)
Unrealized foreign exchange (gain) loss	(1,187)	(1,189)	924	(5,460)
Restructuring charges	-	-	-	418
Total operating expenses	28,689	18,650	84,305	50,197
Earnings (loss) from operations	(7,965)	2,643	(25,271)	16,580
Investment income	170	161	553	1,065
Interest expense	-	-	-	(1,126)
Debenture financing, net	-	-	-	(31,138)
Earnings (loss) before income taxes	(7,795)	2,804	(24,718)	(14,619)

Provision for (recovery of) income tax expense
Current	1,293	1,138	3,887	3,060
Deferred	(2,629)	(493)	(8,080)	(5,278)
	(1,336)	645	(4,193)	(2,218)
Net and comprehensive earnings (loss)	$(6,459)	$2,159	$(20,525)	$(12,401)

Earnings (loss) per share
Basic	$(0.05)	$0.02	$(0.17)	$(0.10)
Diluted	$(0.05)	$0.02	$(0.17)	$(0.10)

Weighted average number of common shares
Basic	120,701,944	121,225,793	121,154,330	121,459,574
Diluted	120,701,944	122,086,343	121,154,330	121,459,574

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$140,763	$175,246
Short-term investments	1,504	1,617
Accounts receivable	12,238	1,139
Prepaid expenses and deposits	1,230	314
	155,735	178,316

Loan receivable	1,029	911
Furniture and equipment, net	2,213	1,272
Patents and other intangibles, net	147,177	116,846
Deferred tax asset	28,897	20,817
Goodwill	12,623	12,623
	$347,674	$330,785

Current liabilities
Accounts payable and accrued liabilities	$32,085	$22,406
Current portion of patent and licensing rights finance obligation	18,089	2,547
	50,174	24,953

Patent and licensing rights finance obligation	34,092	2,670
Success fee obligation	8,011	10,900
	92,277	38,523

Commitments and contingencies

Shareholders' equity
Capital stock (Note 4)	426,438	431,067
Additional paid-in capital	13,555	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(200,821)	(166,104)
	255,397	292,262
	$347,674	$330,785

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 Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash generated from (used in)
Operations
Net loss	$(6,459)	$2,159	$(20,525)	$(12,401)
Non-cash items
Stock-based compensation	979	1,024	3,118	2,955
Depreciation and amortization	7,662	6,621	20,881	18,959
Foreign exchange loss	351	(1,000)	(902)	130
Deferred financing costs	-	-	-	1,746
Accretion of debt discount	-	-	-	25,175
Disposal of assets	78	-	78	209
Disposal of patents	-	-	46	-
Deferred income tax recovery	(2,629)	(493)	(8,080)	(5,278)
Accrued investment income	(40)	-	(118)	-
	(58)	8,311	(5,502)	31,495
Change in non-cash working capital balances
Accounts receivable	(6,357)	(1,547)	(11,099)	(503)
Prepaid expenses and deposits	(98)	485	(465)	(730)
Payments associated with success fee obligation	(989)	(1,609)	(3,161)	(11,354)
Due to related party	-	-	-	(7,102)
Accounts payable and accrued liabilities	839	2,585	9,254	4,986
Cash (used in) generated from operations	(6,663)	8,225	(10,973)	16,792
Financing
Dividends paid	(4,848)	(3,663)	(13,949)	(10,383)
Repayment of convertible debentures	-	-	-	(233,247)
Common shares repurchased under normal course issuer bid	(2,934)	(1,092)	(5,846)	(15,729)
Common shares issued for cash on the exercise of options	-	568	478	2,562
Common shares issued for cash from Employee Share Purchase Plan	-	-	102	116
Cash used in financing	(7,782)	(4,187)	(19,215)	(256,681)
Investing
Sale (purchase) of short-term investments	(30)	(55)	113	(93)
Purchase of furniture and equipment	(1,541)	(38)	(1,608)	(369)
Purchase of patents and other intangibles	(687)	(22,963)	(3,702)	(24,340)
Cash used in investing	(2,258)	(23,056)	(5,197)	(24,802)
Foreign exchange gain (loss) on cash held in foreign currency	(351)	1,000	902	4,058

Net cash and cash equivalents used in the period	(17,054)	(18,018)	(34,483)	(260,633)
Cash and cash equivalents, beginning of period	157,817	189,571	175,246	432,186
Cash and cash equivalents, end of period	$140,763	$171,553	$140,763	$171,553

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Net earnings (loss) under GAAP	$(6,459)	$2,159	$(20,525)	$(12,401)

Adjusted for:
Unrealized foreign exchange (gain) loss	(1,187)	(1,189)	924	(5,460)
Depreciation and amortization	7,662	6,621	20,881	18,959
Stock based compensation	979	1,024	3,118	2,955
Restructuring and other one time charges	-	-	-	418
Loss of disposal of assets	78	-	71	-
Asset write-off related to restructuring	-	-	-	209
Interest expense	-	-	-	1,126
Debenture financing, net	-	-	-	31,138
Income tax expense (recovery)	(1,336)	645	(4,193)	(2,218)
Adjusted earnings (loss)	$(263)	$9,260	$276	$34,726

Adjusted earnings (loss) per basic share	$(0.00)	$0.08	$0.00	$0.29

Weighted average number of common shares
Basic	120,701,944	121,225,793	121,154,330	121,459,574
Diluted	120,701,944	122,086,343	121,154,330	121,459,574

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